SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Marathon Acquisition Corp
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

565756202 (Common Stock)
(CUSIP Number)

June 25, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIPNo. 565756202                                                                                                                                                                                                                                     Page 2of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Azimuth Opportunity, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ÿ (b) ÿ
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,020,400
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,020,400
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,020,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ÿ
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIPNo. 565756202                                                                                                                                                                                                                                  Page 3of 6

Item 1.

(a)           Name of Issuer:

Marathon Acquisition Corp  (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

623 Fifth Ave, 26th floor
New York, NY  10022

Item 2.

(a)           Name of Person Filing:

Azimuth Opportunity, Ltd.

(b)           Address of Principal Business Office or, if none, Residence:

Azimuth Opportunity, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c)           Citizenship:

British Virgin Islands

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:

565756202 (Common Stock)

CUSIPNo. 565756202                                                                                                                                                                                                                                     Page 4of 6

Item 3.         If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.         Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)              Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns 3,020,400 shares of Common Stock.

(b)           Percent of class:

6.1% of the Company's Common Stock, which percentage was calculated based on a figure of 49,410,850 shares of Common Stock outstanding as of March 31, 2007, as reported in the Company's Current Report on Form 10Q, dated as of May 15, 2007.

(c)           Number of shares as to which the person has:

(i)             Sole power to vote or to direct the vote: 3,020,400

(ii)            Shared power to vote or to direct the vote:  0

(iii)           Sole power to dispose or to direct the disposition of: 3,020,400

(iv)           Shared power to dispose or to direct the disposition of: 0

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

 Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

 Not applicable.

Item 8.      Identification and Classification of Members of the Group

 Not applicable.

CUSIPNo. 565756202                                                                                                                                                                                                                                     Page 5of 6

Item 9.      Notice of Dissolution of Group

 Not applicable.

Item 10.    Certification

  Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIPNo. 565756202                                                                                                                                                                                                                       Page 6of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 27, 2007

    AZIMUTH OPPORTUNITY, LTD.

    By: /s/ Deirdre M. McCoy
           Name: Deirdre M. McCoy
     Title:   Corporate Secretary